P. E. 2/11/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2002 WASH. D.C. 365

FORM 6-K

PROCESSED MAR 04 2002 THOMSON FINANCIAL P

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

FARGO FOOD COMPANY S.A.	**ARGENTINE BREAD PRODUCTION S.A.**	**ENICOR SOCIEDAD ANÓNIMA**
(Translation of Registrant's name into English)	(Translation of Registrant's name into English)	

CAPITAL FOODS S.A.

02017057

Ruta Panamericana y M. Sastre
1618 – El Talar
Provincia de Buenos Aires,
Republic of Argentina
(Address of Principal Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _✓_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _✓_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

COMPAÑÍA DE ALIMENTOS FARGO S.A. (THE "COMPANY")

REPORT ON FORM 6-K

Attached are English translations of the following documents filed by the Company in Argentina:

1.- Notification filed with the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) on January 30, 2002;

2.- Notification filed with the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) on January 30, 2002;

3.- Notification filed with the *Comisión Nacional de Valores* (National Securities and Exchange Commission) on January 30, 2002; and

4.- Notification filed with the *Comisión Nacional de Valores* (National Securities and Exchange Commission) on January 30, 2002.

Buenos Aires, January 30, 2002

Messrs.
Buenos Aires Stock Exchange

Ref: Compañía de Alimentos Fargo S.A. – Relevant Information.

Dear Sirs:

Compañía de Alimentos Fargo S.A. (the "Company") hereby addresses to the Buenos Aires Stock Exchange ("BASE") pursuant to the provisions of Article 23, Chapter VII of the BASE Regulations, in order to inform that Mr. Víctor Pereyra has been appointed as Chief Executive Officer of the Company.

Sincerely,

Floreal H. Crespo
Principal Director

F:\wp\Jz\Fargo\Loan\bcba7-tra.doc

Buenos Aires, January 30, 2002

Messrs.
Buenos Aires Stock Exchange

Ref: Compañía de Alimentos Fargo S.A. – Senior Notes.

Dear Sirs:

Compañía de Alimentos Fargo S.A. (the "Company") hereby addresses to the Buenos Aires Stock Exchange ("BASE"), pursuant to the provisions set forth in the Article 23 of the BASE Regulations, in order to notify that, in this day, the Company has notified Citibank, N.A., as trustee, that it will not make the scheduled payment of interest due on February 1st, 2002, as a consequence of the financial condition of the Company resulting from the Argentine economic crisis. On August 1st, 2001 and on November 1st, 2001, the Company defaulted on the scheduled payments of principal, in the amounts of U$S1,5 million and U$S2 million, respectively, which remain unpaid under the US$30,000,000 Amended and Restated Senior Secured Credit Agreement. In addition, the Company will not make the scheduled payment of interest under such agreement due on February 1st, 2002.

In such respect, we notify you that the Company has informed the trustee of its intends to restructure its obligations under the Indenture as well as its other debt to reflect the current outlook for Argentina and the Company´s future cash generation ability. The Company expects to approach holders of the Senior Notes with a specific proposal as soon as the Company´s stabilized its cash flow situation, the Argentine foreign exchange regime has become clear, and we have a reasonable understanding of the outlook for the Company within this new economic scenario.

Sincerely,

Floreal H. Crespo
Principal Director

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Buenos Aires, January 30, 2002

Messrs.
National Securities and Exchange Commission

Ref: Compañía de Alimentos Fargo S.A. – Relevant Information.

Dear Sirs:

Compañía de Alimentos Fargo S.A. (the "Company") hereby addresses to the National Securities Exchange Commission ("NSEC") pursuant to the provisions of Article 2, Chapter XXI, Book 6 of the NSEC Rules, Text Year 2001, in order to inform that Mr. Víctor Pereyra has been appointed as Chief Executive Officer of the Company.

Sincerely,

Floreal H. Crespo
Principal Director

F:\wp\Jz\Fargo\Loan\cnv7-tra.doc

Buenos Aires, January 30, 2002

Messrs.
National Securities and Exchange Commission

Ref: Compañía de Alimentos Fargo S.A. – Senior Notes.

Dear Sirs:

Compañía de Alimentos Fargo S.A. (the "Company") hereby addresses to the National Securities and Exchange Commission ("NSEC"), pursuant to the provisions set forth in Article 2, Chapter XXI, Book 6 of the NSEC Rules, Text Year 2001, in order to notify that, in this day, the Company has notified Citibank, N.A., as trustee, that it will not make the scheduled payment of interest due on February 1st, 2002, as a consequence of the financial condition of the Company resulting from the Argentine economic crisis. On August 1st, 2001 and on November 1st, 2001, the Company defaulted on the scheduled payments of principal, in the amounts of U$S1,5 million and U$S2 million, respectively, which remain unpaid under the US$30,000,000 Amended and Restated Senior Secured Credit Agreement. In addition, the Company will not make the scheduled payment of interest under such agreement due on February 1st, 2002.

In such respect, we notify you that the Company has informed the trustee of its intends to restructure its obligations under the Indenture as well as its other debt to reflect the current outlook for Argentina and the Company's future cash generation ability. The Company expects to approach holders of the Senior Notes with a specific proposal as soon as the Company's stabilized its cash flow situation, the Argentine foreign exchange regime has become clear, and we have a reasonable understanding of the outlook for the Company within this new economic scenario.

Sincerely,

Floreal H. Crespo
Principal Director

F:\wp\Jz\Fargo\Loan\cnv6-tra.1.doc

SIGNATURES

rsuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly ised this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the :y of Buenos Aires, Argentina.

COMPAÑÍA DE ALIMENTOS FARGO S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

PANIFICACIÓN ARGENTINA S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

ENICOR SOCIEDAD ANÓNIMA

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

CAPITAL FOODS S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

FRESH FOOD S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

Dated: February 20, 2002